To the Board of Directors
Continental Resources Group, Inc.
Apache Junction, AZ

KBL LLP (“KBL”) acknowledges that we have reviewed the 8-K and the disclosures therein and we agree with the statements made by the Company in response to this Form 8-K. Based thereon, KBL has advised the Company that the unaudited consolidated financial statements for the three and six months ended September 30, 2011 could no longer be relied upon .

We hereby consent to the incorporation by reference to the Form 8-K dated March 27, 2012 of Continental Resources Group, Inc. for the period ended September 30, 2011 regarding Continental’s intention to amend its Form 10-Q for the period ended September 30, 2011 and to all references to our firm included in this 8-K.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors
March 27, 2012

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